ALEXA
                                  VENTURES INC.
PRESS RELEASE
August 17, 1999
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                                     TSE:AXA
                                  OTC BB:ALVEF

        ALEXA VENTURES REPORTS PLANS TO ROLL ITS LEXATEC SUBSIDIARY INTO
                         EIGER LABS ON DEAL COMPLETION.

STRATFORD, ONTARIO, CANADA, AUGUST 17, 1999--Gerry Racicot, President of Alexa Ventures Inc., (ALEXA), a leading computer and energy-efficiency electronic products company, reported continued growth and plans to further consolidate its structure by incorporating its Lexatec subsidiary into the Eiger Labs operation on completion of the acquisition.

"Once again, Alexa Ventures Inc. is pleased to announce continued financial capital growth and implementation of its growth strategy through careful acquisition," said Racicot.

On July 10, 1999, Alexa entered into a letter of intent to purchase 64% of Eiger Labs Inc. and 64% of its manufacturing company Point Multimedia Systems Inc. Eiger Labs is a distributor of fax/modems Ethernet, PNA and MP3 players in the USA, operating out of the Silicon Valley. Point Multimedia Systems (POINT) is based in South Korea and is a circuit board assembler and distributor of electronic products. Point manufactures fax/modems, PNA, PCMCIA and other products for both Eiger and Point also distributes in South Korea.

"Eiger is #2 in the US PCMCIA modem retail market with a 14 % market share and strong relationships with major retailers including Comp USA, Best Buy, Computer City, Ingram-Micro, Micro Centre & others," said Racicot.

"Overall sales decreased during the quarter from $16,413,000 to $7,426,000 due to the re-organization of Lexatec VR Systems, Inc., and by the elimination of lower margin high risk sales. It is anticipated that Lexatec's revenue will be enhanced by the Eiger aquisition,with more profitable revenue growth being expected to ensue in the future months. Net loss for the period of $66,000 vis a vis a profit of $71,000 recognizes the cost of raising capital and the lack of business being done prior to the equity financing and the consequence of the lack of capital.

"The balance sheet has been strengthened with cash increasing by $2,050,000, the inventory and accounts receivable reducing by $3,296,000, the debt has reduced by $4,546,000, share capital increasing by $5,000,000 and shareholder equity increased to 8,033,000 from 2,674,000 " continued Racicot.

K-Troniks International Corp. (K-Tronik) is enjoying increased sales with monthly sales increases resulting in a profit of $25,000 in June. Sales are expected to increase substantially over the next 12 months.

"Alexa has never been stronger, both financially and operationally. We look forward to a future growth and prosperity from our diligence and hard work," concluded Racicot.

                        DIRECTORS OF ALEXA VENTURES INC.:

                                  G.A. Racicot
                             Chief Executive Officer

THIS PRESS RELEASE WAS PREPARED BY THE MANAGEMENT OF THE COMPANY WHO TAKE FULL RESPONSIBILITY FOR ITS CONTENTS. THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

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